PACIFIC RIM MINING CORP.

(an exploration stage enterprise)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2011 and 2010

Expressed in US Funds

(Unaudited)

Pacific Rim Mining Corp.
(an exploration stage enterprise)
Condensed Interim Consolidated Statements of Financial Position
As at October 31, 2011
In thousands of U.S. Dollars
(Unaudited)

	October 31,	April 30,
ASSETS	2011	2011
Current Assets
Cash and cash equivalents	$1,681	$258
Short-term investments	1,057	787
Receivables, deposits and prepaids	222	150
	2,960	1,195

Equipment and leasehold improvements (Note 4)	36	8
Resource property costs (Note 5)	5,492	5,454
Restricted Cash	24	24
	$8,512	$6,681

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities (Note 8)	$1,500	$1,642

Derivative warrant liability (Note 6)	857	1,649
	2,357	3,291

SHAREHOLDERS’ EQUITY
Share Capital Subscribed	-	93
Share Capital (Note 7)	90,021	86,955
Contributed Surplus	4,686	4,323
Deficit	(88,552)	(87,981)
	6,155	3,390

	$8,512	$6,681

Nature of Operations and Going Concern (Note 1)
Measurement Uncertainty (Note 5 (a))
Contingency (Note 10)
Commitments (Note 9)

APPROVED BY THE BOARD OF DIRECTORS:

“Thomas Shrake”, Director

“David Fagin”, Director

- The accompanying notes are an integral part of these consolidated financial statements -

Pacific Rim Mining Corp.
(an exploration stage enterprise)
Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive
Income (Loss)
In thousands of U.S. Dollars, except for per share amounts
(Unaudited)

	Three Months Ended October 31		Six Months Ended October 31
	2011	2010	2011	2010

Expenses (Income)

Exploration	$574	$256	$901	$452
General and administrative	246	296	552	551
Stock based compensation (Note 7)	216	67	287	120
Amortization	3	7	6	25
CAFTA lawsuit (Note 5(a))	66	100	199	807
Foreign exchange loss (gain)	112	(30)	117	(7)
Unrealized (gains) losses on derivative liability (Note 6)	(410)	611	(1,441)	223
Other income	(24)	(20)	(50)	(39)
Net Loss and Comprehensive Loss for the Period	$(783)	$(1,287)	$(571)	$(2,132)

Loss Per Share - Basic and Diluted	$(0.00)	$(0.01)	$(0.00)	$(0.02)
Weighted Average Number of Shares Outstanding	168,601,708	135,373,308	168,229,424	132,840,808

- The accompanying notes are an integral part of these consolidated financial statements -

Pacific Rim Mining Corp.
(an exploration stage enterprise)
Condensed Interim Consolidated Statements of Shareholders’ Equity
In thousands of U.S. Dollars
(Unaudited)

	Share Capital			Contributed Accumulated
	Common Shares		Share Capital	Surplus	Deficit	Total
			Subscribed
	Number	$	$	$	$	$
Balance – April 30, 2010	130,308,308	84,133	-	3,942	(84,210)	3,865
Private placement
- Units issued for cash	19,600,000	2,872	-	-	-	2,872
- Fair value finders’ units	660,000	89	-	15	-	104
Share issuance costs
- Finders’ units	-	(89)	-	-	-	(89)
- Finders’ warrants	-	(32)	-	32	-	-
- Cash	-	(18)	-	-	-	(18)
Share issuance costs
Stock-based compensation	-	-	-	120	-	120
Loss for the six months	-	-	-	-	(2,132)	(2,132)
Balance – October 31, 2010	150,568,308	86,955	-	4,109	(86,342)	4,722
Stock-based compensation	-	-	-	214	-	214
Share capital subscribed	-	-	93	-	-	93
Loss for the nine months	-	-	-	-	(1,639)	(1,639)
Balance – April 30, 2011	150,568,308	86,955	93	4,323	(87,981)	3,390
Private placement
- Units issued for cash	17,600,000	3,213	(93)	-	-	3,120
- Fair value finders’ units	233,400	43	-	9	-	52
Share issuance costs
- Finders’ units	-	(43)	-	-	-	(43)
- Finders’ warrants	-	(67)	-	67	-	-
- Cash	-	(118)	-	-	-	(118)
Shares issued for property	200,000	38	-	-	-	38
Stock-based compensation	-	-	-	287	-	287
Loss for the three months	-	-	-	-	(571)	(571)
Balance – October 31, 2011	168,601,708	90,021	-	4,686	(88,552)	6,155

- The accompanying notes are an integral part of these consolidated financial statements -

Pacific Rim Mining Corp.
(an exploration stage enterprise)
Condensed Interim Consolidated Statements of Cash Flows
For the Six Months Ended October 31
In thousands of U.S. Dollars
(Unaudited)

	2011	2010
Operating Activities
Income (loss) for the period from continuing operations	$(571)	$(2,132)
Items not affecting cash:
Depletion, depreciation and amortization	6	25
Unrealized gains from warrant liability	(1,441)	223
Unrealized foreign exchange	50	-
Stock-based compensation	287	120
	(1,669)	(1,764)
Changes in non-cash working capital:
Accounts payable and accrued liabilities	(143)	425
Receivables, deposits and prepaids	(72)	(47)
Cash Flow used for Operating Activities	(1,884)	(1,386)

Investing Activities
Net short term investment purchase	(320)	(980)
Purchase of property, plant and equipment	(34)	-
Cash Flow Used For Investing Activities	(354)	(980)

Financing Activities
Shares issued for cash, net of issuance cost	3,661	3,267
Cash Flow Provided by Financing Activities	3,661	3,267

Change in Cash and Cash Equivalents	1,423	901

Cash and Cash Equivalents – Beginning of Period	258	1,333

Cash and Cash Equivalents – End of Period	$1,681	$2,234

- The accompanying notes are an integral part of these consolidated financial statements -

Pacific Rim Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
Six Months Ended October 31, 2011 and 2010
In thousands of U.S. Dollars, except per share amounts
(Unaudited)

1.	Nature of Operations and Going Concern

The Company is involved in the exploration and development of gold properties. The Company owns a 100% interest in the mineral property known as El Dorado and certain other exploration licenses located in El Salvador;~~,~~ is earning a controlling interest in the Hog Ranch project in Washoe County, Nevada through exploration~~,~~ and carries out other exploration activities in the United States and Central America.

The Company has not yet confirmed whether any of its exploration properties contain mineral deposits that are economically recoverable. The recoverability of any amounts capitalized for Mining Property Acquisition costs in El Salvador is dependent upon the existence of economically recoverable mineral deposits, the ability of the Company to obtain the necessary financing and permitting to complete the exploration and development of its exploration properties, and upon future profitable production or proceeds from the disposition of its properties.

Going Concern

While these consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future, there are events and conditions that cast substantial doubt on the validity of that assumption. During the period ended October 31, 2011, the Company had a loss of $571 and as at October 31, 2011 has an accumulated deficit of $88,552. The Company will require additional funding to maintain its ongoing exploration programs and property commitments, for administrative purposes and CAFTA arbitration and negotiation (Note 5(a)). The legal costs for CAFTA are substantial.

The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include the progress and results of the El Dorado project and its permitting application, the resolution of international arbitration proceedings over the non-issuance of permits in El Salvador, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. The Company anticipates that it will require additional financing through, but not limited to, the issuance of additional equity in order to fund its ongoing exploration and CAFTA costs. There can be no assurance the Company will be successful in this endeavour.

These consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the company were unable to realize its assets and settle its liabilities in the normal course of operations. Such adjustments could be material.

2.	Basis of Preparation and First Time Adoption of IFRS

We prepare our financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, we have commenced reporting on this basis in the interim consolidated financial statements. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

Pacific Rim Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
Six Months Ended October 31, 2011 and 2010
In thousands of U.S. Dollars, except per share amounts
(Unaudited)

The interim condensed consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting (“IAS 34”) and IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”). Subject to certain transition elections disclosed below, we have consistently applied the same accounting policies in our opening IFRS balance sheet as at May 1, 2011 and throughout all periods presented, as if these policies had always been in effect. Note 12 discloses the impact of the transition to IFRS on our reported statement of financial position, comprehensive loss and cash flows, including the nature and effect of significant changes in accounting policies from those used in our consolidated financial statements for the year ended April 30, 2011.

The policies applied in the interim consolidated financial statements are presented in Note 3 and are based on IFRS issued and outstanding as of December 12, 2011, the date the Board of Directors approved the financial statements. Any subsequent changes to IFRS that are given effect in our annual consolidated financial statements for the year ending April 30, 2011 could result in restatement of the interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

The interim consolidated financial statements should be read in conjunction with our Canadian GAAP annual financial statements for the year ended April 30, 2011. Note 12 discloses IFRS information for the year ended April 30, 2011 that is material to the understanding of the condensed interim consolidated financial statements. We applied IFRS 1 in preparing the first IFRS interim consolidated financial statements.

All dollar amounts are presented in US dollars unless otherwise specified.

3.	Financial Instruments

a) Financial instruments

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets and liabilities

Level 2 – Inputs other than quoted prices that are directly or indirectly observable for the asset or liability; and

Level 3 – Inputs that are not based on observable market data.

The carrying values of receivables, and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments

b) Management of capital risk

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. In the management of capital, the Company includes the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or obtain debt financing. In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors,

Pacific Rim Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
Six Months Ended October 31, 2011 and 2010
In thousands of U.S. Dollars, except per share amounts
(Unaudited)

including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. In order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments.

c) Management of financial risk

(i)	Market Risks

Commodity Price Risk

The Company is subject to price risk from fluctuations in the market price of gold, and silver which in turn is affected by numerous factors including central bank policies, producer hedging activities, the value of the US dollar relative to other major currencies, global demand and supply and global political and economic conditions. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company. The carrying value of the Company’s mineral property costs could be adversely affected by any reductions in the long term prices of gold and silver.

Foreign Currency Risk

The Company’s exposure to foreign currency risk is primarily related to Canadian dollar- denominated transactions. The Company does not enter into foreign exchange contracts to manage this exposure. At October 31, 2011 the impact of a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase or decrease of $148 in the Company’s net earnings.

(ii)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet its operating commitments. The Company seeks to manage liquidity by maintaining adequate cash and cash equivalent balances to meet its short term commitments and by raising equity or debt financing as required to meet long term commitments. As disclosed in note 1, the Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include Pacific Rim’s performance as measured by various factors including the progress and permitting of the El Dorado project, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets.

The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at October 31, 2011:

			2014 and
	2012	2013	later	Total
	$	$	$	$

Accounts payable	1,500	-	-	1,500
Operating leases	20	31	-	51
Totals	1,520	31	-	1,551

(iii)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the investments included in cash and cash

Pacific Rim Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
Six Months Ended October 31, 2011 and 2010
In thousands of U.S. Dollars, except per share amounts
(Unaudited)

equivalents is limited because these investments are generally held to maturity. Based on the amount of cash and cash equivalents invested as at October 31, 2011 and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would result in an increase/decrease of $0.01 million in the interest earned by the Company per annum.

(iv)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit risk the Company is exposed to is 100% of cash and cash equivalents, short-term investments and receivables.

The Company’s cash and cash equivalents, and short-term investments are held through large Canadian financial institutions. Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks. These investments mature at various dates over the current operating period. Receivables consist of HST receivable from the government of Canada and other receivables.

4.	Equipment and Leasehold Improvements

	October 31, 2011	April 30, 2011
Office Equipment and Vehicles	$410	$376
Accumulated depreciation	(374)	(368)
	$36	$8

5.	Resource Property Costs a) El Dorado

	October 31, 2011	April 30, 2011

Mining Property Acquisition Costs – El Dorado	$5,454	$5,454
Resource Property Acquisition Costs – Hog Ranch	38	-
	$5,492	$5,454

The Company holds a 100% interest in certain mineral properties in El Salvador known as El Dorado. El Dorado is subject to a 3% net smelter return royalty. Pacific Rim has the right to buy back the royalty for $1 million for the first 1.5% and $3 million for the second 1.5%, provided that at least one half of the royalty is acquired within six months of the commencement of commercial production.

An Environmental Impact Study has been submitted to governmental authorities for their consideration and requires approval before the exploration licence can be converted to an exploitation concession which is required to carry out mining in the licence area. In meeting its responsibilities, a mine design for the Company’s El Dorado gold project was submitted to the Government of El Salvador in its final form in October 2006. The issuance of the permit remains outstanding and consequently the Company has concluded it must seek a legal remedy to secure its right to develop the El Dorado project.

On April 30, 2009 Pac Rim Cayman LLC, a Nevada corporation and a wholly-owned subsidiary of Pacific Rim Mining Corp. filed international arbitration proceedings against the Government of El Salvador under the Central America-Dominican Republic-United States of America Free Trade Agreement ("CAFTA") in its own name and on behalf of its three wholly-owned El Salvadoran enterprises, Pacific Rim El Salvador, Sociedad Anónima de Capital Variable and Dorado

Pacific Rim Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
Six Months Ended October 31, 2011 and 2010
In thousands of U.S. Dollars, except per share amounts
(Unaudited)

Exploraciones, Sociedad Anónima de Capital Variable. The arbitration will be administered under the Convention on the Settlement of Investment Disputes Between States and Nationals of Other States and under the Rules of Procedure for Arbitration Proceedings of the International Centre for Settlement of Investment Disputes ("ICSID"). ICSID is an affiliate of the World Bank and is headquartered in Washington, D.C.

On May 31, and June 1, 2010, hearings on a preliminary objection filed by the GOES, which sought to dispose of nearly all of the claims brought by PacRim against GOES under CAFTA and the Investment Law of El Salvador, were held. On August 2, 2010 the ICSID tribunal panel that is hearing the investment claims of PacRim against the GOES, and that presided over the Preliminary Objection hearings, ruled in favour of PacRim, rejecting all of the arguments made by the GOES in its Preliminary Objection.

Between May 2 and 4, 2011, hearings on a jurisdiction objection filed by the GOES in relation to PacRim’s action under CAFTA and the Investment Law of El Salvador took place at the ICSID headquarters in Washington, DC. The purpose of these objection hearings was for the ICSID Tribunal to hear objections filed by the GOES in August 2010 wherein the GOES asserts that ICSID does not have jurisdiction to hear PacRim's claims under CAFTA or the Investment Law based largely on timing and nationality issues. A ruling on the Jurisdiction Objection is not expected until late calendar 2011.

The Company is unable to determine an outcome of the jurisdiction objection and is also unable to determine the outcome of its international arbitration proceedings against the GOES under CAFTA. As at October 31, 2011, the Company has now incurred $4.0 million in preliminary objections relating to its arbitration proceedings.

Measurement uncertainty:

The Company’s activities in El Salvador are subject to the effects of changes in legal, tax and regulatory regimes, national and local political issues, labour and economic developments and government bureaucracy. The Company has experienced lengthy delays in the processing of the El Dorado exploitation concession application and has commenced a legal claim under CAFTA as noted above. In addition, because of CAFTA, the Company has not had the ability to confirm or renew its exploration licences as a result of the claims that are under the CAFTA arbitration. If the Company is unsuccessful in obtaining a permit for El Dorado or in its CAFTA claim, or is impacted by other factors beyond the control of the Company, this would adversely impact operations in El Salvador or result in the impairment of the El Dorado property in the future; such impairment could be material.

b) Other El Salvador Properties

By agreement dated February 6, 2006, the Company agreed to acquire from a consortium of private companies a 100% interest in an El Salvador exploration concession to be known as the Zamora property. Upon TSX approval of the original agreement, the Company was required to make a payment of 50,000 shares. The agreement was amended in September 2006 to include the acquisition of a 100% interest in the Cerro Colorado claims while maintaining the provisions in the agreement for the Company’s acquisition of the Zamora claims. The agreement was amended in February 2010 to adjust the fourth anniversary payment date to be the earlier of the date the Company receives confirmation that the Government of the Republic of El Salvador has granted a mining exploitation concession for the El Dorado Project and February 11, 2015. Under the terms of the amended agreement, the Company maintains an option to purchase the exploration concessions by making advance royalty payments as follows:

Pacific Rim Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
Six Months Ended October 31, 2011 and 2010
In thousands of U.S. Dollars, except per share amounts
(Unaudited)

Upon TSX approval of the agreement:	100,000 shares plus 100,000 warrants of the Company
Advance payments:	The greater of:
First anniversary (shares issued)	100,000 shares or $100 in shares of the Company
Second anniversary (shares issued)	140,000 shares or $140 in shares of the Company
Third anniversary (shares issued)	200,000 shares or $200 in shares of the Company

Fourth payment - Payment date is earlier of the date the Company receives confirmation that the Government of the Republic of El Salvador has granted a mining exploitation concession for the El Dorado Project and February 11, 2015

300,000 shares or $300 in shares of the Company
Fifth payment – due on anniversary of fourth payment per February 2010 amended agreement and subsequent anniversaries	400,000 shares or $400 in shares of the Company

The advance royalty payments will continue until production is achieved or the exploration concessions expire. Title to 100% of the Cerro Colorado and Zamora claims will be transferred to the Company at such time as a positive production decision is made by the Company. Upon achievement of commercial production from the Cerro Colorado or Zamora claims, the vendor will receive a 3% net smelter royalty to a maximum purchase price of $10,000 (inclusive of the value of the advance royalty payments made).

Upon TSX approval of the original agreement, 50,000 shares were issued on March 8, 2006. Upon TSX approval of the 2006 amended agreement, 100,000 shares and 100,000 warrants of the Company were issued on November 8, 2006. On February 13, 2007, February 11, 2008, and February 12, 2009 100,000 and 140,000, and 1,118,182 common shares respectively were issued pursuant to the first, second and third anniversary payments.

The Company has also staked the other mining projects, including the Santa Rita project, located in El Salvador

c) Panama

During the prior year, the Company, through its Panamanian subsidiary Minera Verde S.A. (“Minera Verde”), signed a binding Letter of Intent with Compania Minera Clifton S.A. (“Minera Clifton”) to acquire a 100% interest in the Remance project located in Panama, Central America. The Formal Agreement, once executed, will grant Minera Verde the exclusive right and option (the “Option”) to acquire Minera Clifton’s right, title and interest in the Remance project. The Company is currently seeking comfort from the government of Panama that the exploitation concession will be renewed before executing the formal agreement.

The Option may be exercised by the Company by completing the following terms:

i)	Paying to Minera Clifton the sum of $200 payable as follows

On the date of execution of the Formal Agreement	$50
On the date which is 3 months after the date of execution of the Formal Agreement	$50
On the date which is 6 months after the date of execution of the Formal Agreement	$50
On the date which is 10 months after the date of execution of the Formal Agreement	$50

Pacific Rim Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
Six Months Ended October 31, 2011 and 2010
In thousands of U.S. Dollars, except per share amounts
(Unaudited)

ii)	Issuing 5 million common shares of the Company on the date of execution of the formal Agreement.

iii)	Conducting a drilling program during the “Option Period” (the 12 months following the receipt of the required permissions from the Panamanian government).

iv)

Giving written notice to Minera Clifton 10 days after the last day of the Option Period that it intends to exercise the Option in consideration of which the Company will pay to Minera Clifton the sum of $5,000 payable at the election of Minera Clifton, in cash or common shares of the Company.

d) Hog Ranch, Nevada, USA

During the prior year, the Company, through its US subsidiary Pacific Rim Exploration Ltd. (“PREx”), signed a Letter of Intent with ICN Resources Ltd. (“ICN”) and Washoe Gold Inc. (“WGI”) to acquire a 65% interest in the Hog Ranch Property located in Washoe County, Nevada.

On July 8, 2011, the Company signed a Definitive Agreement with ICN and WGI to acquire a 65% interest in the Hog Ranch Property located in Washoe County, Nevada.

The Company, at its option, is required to spend an aggregate of $8 million in exploration expenditures and to issue an aggregate of one million common shares of Pacific Rim according to the following schedule:

i)	$500 on or before July 8, 2012;
ii)	a further $1,000 on or before July 8, 2013;
iii)	a further $1,500 on or before July 8, 2014;
iv)	a further $2,000 on or before July 8, 2015;
v)	a further $3,000 on or before July 8, 2015; and

Share payments of up to 1.0 million shares as follows:

i)	200,000 common shares of Pacific Rim within five business days of receipt of approval of the Definitive Agreement by the TSX Venture Exchange (issued July 14, 2011); and

ii)	200,000 common shares of Pacific Rim on or before each of the second, third, fourth and fifth anniversaries of the effective date of the Definitive Agreement being July 8, 2011.

Pacific Rim, through PREx, will be the operator of the Hog Ranch Property. Upon PREx earning the interest, PREx and WGI agree to participate in a joint venture for further exploration and development of Hog Ranch.

6.	Derivative Warrant

Warrants issued in a private placement that have an exercise price denominated in a currency other than the Company’s functional currency meet the definition of a derivative liability and are recorded as a financial liability and are marked-to-market each period. The warrants issued in the February 2008, January 2010, October 2010 and May 2011 private placements have an exercise price denominated in Canadian dollars, which is not the Company’s functional currency. As a result, the warrants do not to meet the definition of an equity instrument and will be recorded at fair value as a derivative liability, with the difference between the fair value and the carrying value, upon transition, being recognized in equity. Subsequent changes in the fair value of the warrants will be recognized

Pacific Rim Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
Six Months Ended October 31, 2011 and 2010
In thousands of U.S. Dollars, except per share amounts
(Unaudited)

as gains or losses in the Statement of Income (Loss) and Comprehensive Income (Loss) until they are fully exercised. Of the total amount of warrants outstanding as at October 31, 2011, a total of 30,375,000 have been accounted for using the marked-to-market accounting policy.

The remaining 2,789,100 warrants have been issued to agents for services provided for a capital raising transaction and are not classified as a financial liability of the Company. The initial fair value of these warrants have been recognized as share issuance costs and included in contributed surplus.

A summary of the Company’s warrants is as follows:

	Warrants	Weighted Average
	Outstanding	Exercise Price
		(Cdn$)
Balance – April 30, 2010	19,802,350	$0.61
Issued	10,790,000	$0.30
Expired	(7,061,350)	$1.34
Balance – April 30, 2011	23,531,000	$0.30
Issued	9,633,100	$0.30
Balance – October 31, 2011	33,164,100	$0.30

Number of warrants	Exercise price (Cdn$)	Expiry
12,741,000*	0.30	January 14, 2013
10,790,000**	0.30	October 8, 2012
9,633,100**	0.30	May 2, 2013
33,164,100

* Exercise of these warrants can be accelerated should the Company’s stock trade above a weighted average price of Cdn$0.40 for 20 consecutive days and the Company receives an approved environmental permit for its El Dorado property in El Salvador.

** Exercise of these warrants can be accelerated should the Company’s stock trade above a weighted average price of Cdn$0.50 for 20 consecutive days.

The fair value of the warrants has been estimated at October 31and April 30 and was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	October 31, 2011	April 30, 2011
Risk-free interest rate	1.02%	1.67%
Expected dividend yield	NIL	NIL
Expected stock price volatility	90%	86%
Expected life in years	1.21 years	1.6 years

Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the assumptions can materially affect the fair value estimate.

Pacific Rim Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
Six Months Ended October 31, 2011 and 2010
In thousands of U.S. Dollars, except per share amounts
(Unaudited)

7.	Share Capital

Common Shares

Authorized: Unlimited number of common shares

Private Placement Financing

On May 3, 2011, the Company completed a private placement with gross proceeds of $3,897 (Cdn$3,696) through the issuance of 17,600,000 units. Each unit consisted of one share and one-half of one share purchase warrant. The Company allocated $3,213 to the common shares and $684 to the share purchase warrants based upon the relative fair values. Each warrant will entitle the holder to acquire one common share of the Company for a period of two years from the closing date at a price of Cdn$0.30.

The finders were issued a total of 233,400 units. The Company allocated $43 to the common shares and $9 to the share purchase warrants based upon the relative fair values. The finders were also issued 716,400 warrants, the warrants having the same terms as the warrants issued under the units and having a fair value of $67.

During the year ended April 30, 2011, the Company closed a private placement with the issuance of 19,600,000 units at a price of Cdn$0.17 per unit for gross proceeds of $3,287 (Cdn$3,332). Each Unit is comprised of one common share and one half of one common share purchase warrant. The Company allocated $2,872 to the common shares and $415 to the share purchase warrants based upon the relative fair values. Each warrant will entitle the holder to acquire one common share of the Company for a period of two years from the closing date at a price of Cdn$0.30.

The finders were issued a total of 660,000 units. The Company allocated $89 to the common shares and $15 to the share purchase warrants based upon the relative fair values. The finders were also issued 660,000 warrants, the warrants having the same terms as the warrants issued under the units and having a fair value of $32.

The allocation of fair value of the units and warrants issued during the current year and prior year was estimated using the Black-Scholes option pricing model with the following assumptions:

	May 3, 2011	October 8, 2010
Risk-free interest rate	1.67%	1.42%
Expected dividend yield	NIL	NIL
Expected stock price volatility	91%	85%
Expected life in years	2 years	2 years

Stock Options

On August 29, 2006, shareholders adopted an evergreen incentive stock option plan (“2006 Plan”) whereby the maximum number of shares reserved for grant to Eligible Parties under the 2006 Plan is equal to 10% of the number of shares outstanding at the time of the grant.

Pacific Rim Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
Six Months Ended October 31, 2011 and 2010
In thousands of U.S. Dollars, except per share amounts
(Unaudited)

a) Current options details are as follows:

		Weighted Average
		Exercise Price
	Number of Options	(in Cdn $)
Options outstanding at April 30, 2010	8,133,334	$0.58
Granted	3,125,000	$0.21
Forfeited	(963,334)	$0.70
Options outstanding at April 30, 2011	10,295,000	$0.39
Granted	3,435,000	$0.16
Expired	(905,000)	$0.92
Options outstanding at October 31, 2011	12,825,000
Options vested as at October 31, 2011	8,258,335	$0.29

b) Stock options outstanding at the end of October 31, 2011 is as follows:

			Remaining
Options	Options	Price per	contractual life
Outstanding	Exercisable	Share	(years)	Expiry Date

125,000	125,000	Cdn$1.34	0.09	December 3, 2011
100,000	100,000	Cdn$1.32	0.28	February 11, 2012
225,000	225,000	Cdn$0.96	0.82	August 27, 2012
975,000	975,000	Cdn$1.17	1.36	March 9, 2013
2,555,000	2,555,000	Cdn$0.17	2.16	December 29, 2013
225,000	225,000	Cdn$0.21	2.82	August 25, 2014
30,000	30,000	Cdn$0.29	2.86	September 10, 2014
2,030,000	1,403,333	Cdn$0.21	3.24	January 26, 2015
250,000	250,000	Cdn$0.20	3.61	June 10, 2015
225,000	225,000	Cdn$0.17	3.82	August 25, 2015
2,550,000	850,000	Cdn$0.92	4.13	December 16, 2015
100,000	-	Cdn$0.92	4.23	January 23, 2016
225,000	225,000	Cdn$0.19	4.89	September 18,2016
3,160,000	1,053,335	Cdn$0.16	4.92	September 28,2016
50,000	16,667	Cdn$0.17	4.96	October 16, 2016
12,825,000	8,258,335		3.43

c) Fair value of stock options granted

The 3,435,000 options have been granted during the six ended October 31, 2011 have been allocated a total fair value of $397 with a weighted average fair value of $0.126. The allocation of fair value was estimated using the Black-Scholes option pricing model, with the following weighted average assumptions:

Pacific Rim Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
Six Months Ended October 31, 2011 and 2010
In thousands of U.S. Dollars, except per share amounts
(Unaudited)

2011
Risk-free interest rate	1.28 -1.38%
Expected dividend yield	NIL
Expected stock price volatility	100% - 105%
Expected life in years	4 – 5 years

The total stock-based compensation recognized during the six months ended October 31, 2011 was 287 (2010 - $120) with the offsetting entry to contributed surplus.

Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the assumptions can materially affect the fair value estimate.

8.	Related Party Transactions

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of the transactions between the Company and other related parties are disclosed below.

Trading transactions

The Company’s Chief Financial Officer renders services to the Company through a company in which he is a partner.

Nature of transactions
Avisar Chartered Accountants	Accounting fees

The Company incurred the following fees and expenses in the normal course of operations in connection with related parties. Expenses have been measured at the exchange amount which is determined on a cost recovery basis.

	Six Months Ended	Six Months Ended
	October 31, 2011	October 31, 2010
Accounting fees	$69	$54

Amounts due to related parties are unsecured, non-interest bearing and due on demand. Accounts payable at October 31, 2011 included $10 (April 30, 2011 - $8) which were due to a company whose partner is also an officer of the Company.

Pacific Rim Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
Six Months Ended October 31, 2011 and 2010
In thousands of U.S. Dollars, except per share amounts
(Unaudited)

Compensation of key management personnel

The remuneration of the directors, chief executive officer, president and chief operating officer, chief financial officer and vice president of operations (collectively, the key management personnel) during the six months ended October 31, 2011 and 2010 were as follows:

		Six Months Ended	Six Months Ended
	Note	October 31, 2011	October 31, 2010
Salaries and directors’ fees		$201	$198
Share-based compensation	(i)	87	96

		$288	$294

(i)	Share-based compensation represents the expense for the six months ended October 31, 2011, translated at the foreign exchange rate at the date of the option grant.
(ii)	Key management personnel were not paid post-employment benefits, termination benefits, or other long-term benefits during the six months ended October 31, 2011 and 2010.

9.	Commitments

The Company has entered into an operating lease agreement, commencing February 1, 2008 to January 30, 2013. The minimum monthly lease payments are $4 (Cdn$3).

10.	Contingent Liability

On October 28 2008, the Company sold its 49% interest in the Denton Rawhide mine and its interest in the agreement with the Nevada Resource Recovery Group LLC (“NRRG”) to Kennecott Rawhide Mining Company. Pursuant to the terms of the sale agreement, the Company is responsible for its proportionate share of reclamation and environmental closure costs exceeding $7 million related to the Denton Rawhide mine. The Company has not accrued any closure costs for amounts greater than $7 million as at April 30, 2011. The Company estimates total reclamation and environmental closure costs to be $4.9 million. The Company believes the contingent liability relating to the reclamation and environmental closure costs exceeding $7 million is unlikely. Therefore no amount has been recorded as a liability for these costs.

11.	Segmented Information

	October 31,	April 30,
Total Assets	2011	2011
Canada	$2,752	$1,069
USA	113	22
El Salvador	5,647	5,590
Total	$8,512	$6,681

	October 31,	April 30,
Equipment and Leaseholds	2011	2011
Canada	$12	$8
USA	24	-
El Salvador	-	-
Total	$36	$8

Pacific Rim Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
Six Months Ended October 31, 2011 and 2010
In thousands of U.S. Dollars, except per share amounts
(Unaudited)

	Three Months Ended October 31		Six Months Ended October 31
Net Income (Loss)	2011	2010	2011	2010
Canada	$(2)	$(849)	$770	$(697)
USA	(349)	(159)	(676)	(928)
El Salvador	(430)	(240)	(657)	(468)
Central and
South America	(2)	(39)	(8)	(39)
Total	$(783)	$(1287)	$(571)	$(2,132)

12.	Transition to International Financial Reporting Standards

IFRS 1 First-time Adoption of International Financial Reporting Standards sets forth guidance for the initial adoption of IFRS. Under IFRS 1 the standards are applied retrospectively at the transitional statement of financial position date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied. The Company has applied the following exemptions to its opening statement of financial position dated May 1, 2010:

IFRS 3 - Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken advantage of this election and will apply IFRS 3 to business combinations that occur on or after May 1, 2010.

IFRS 2 - Share-based Payments

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payments to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to January 1, 2010.

IFRS
Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value. Awards based in a currency other than the Company’s functional currency are translated at the foreign exchange rate in effect on the grant date of the award and the resulting fair value is amortized over the vesting period of the respective tranches. Forfeiture estimates are included in the calculation of fair value of share-based awards, and are revised for actual forfeitures in subsequent periods.

Canadian GAAP

Pacific Rim Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
Six Months Ended October 31, 2011 and 2010
In thousands of U.S. Dollars, except per share amounts
(Unaudited)

The fair value of stock-based awards with graded vesting are calculated as one grant and the resulting fair value may be recognized on a straight-line basis over the vesting period. Forfeitures of awards may be recognized as they occur.

There was no impact to the Company upon the adoption of IFRS 2 because all calculations and amounts were compliant with IFRS.

IAS 27 – Consolidated and Separate Financial Statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively. The Company elected to apply IFRS 3 prospectively.

Under IFRS 1 the Company may elect to revalue individual assets within its property, plant, and equipment tangible assets at the transition date and use this fair value as the deemed transition cost. The Company has not made this election, and did not make an adjustment to the carrying value of its property, plant and equipment tangible assets at transition.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening statement of financial position dated May 1, 2010:

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of May 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

The Company has adopted IFRS on May 1, 2011 with a transition date of May 1, 2010. Presented below is a reconciliation to IFRS of assets, liabilities, equity, and net loss of the Company from those previously reported under Canadian GAAP. There are no material differences between the cash flow statements presented under IFRS and Canadian GAAP.

	April 30,
	2011	October 31, 2010
Total Assets under Canadian GAAP and IFRS	$6,681	$8,830

Total Liabilities Under Canadian GAAP	$2,688	$3,051
Adjustments
Deferred income tax recorded on acquisition of an asset	(1,046)	(1,046)
Derivative Liability	1,649	2,103
Total Liabilities Under IFRS	$3,291	$4,108

Total Equity Under Canadian GAAP	$3,993	$5,779
Adjustments
Deferred income tax recorded on acquisition of an asset	1,046	1,046
Derivative liability	(1,649)	(2,103)
Total Equity Under IFRS	$3,390	$4,722

Pacific Rim Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
Six Months Ended October 31, 2011 and 2010
In thousands of U.S. Dollars, except per share amounts
(Unaudited)

	For the Year	For the Six Months
	Ended April 30,	Ended October 31,
	2011	2010

Total Net Loss Under Canadian GAAP	$4,002	$1,909
Adjustment
Derivative liability	(247)	223
Total Net Loss Under IFRS	$3,755	$2,132

a) Derivative Liability

Under Canadian GAAP, warrants included in financings are accounted for at their carrying value within shareholders’ equity. Under IFRS, these warrants that have an exercise price denominated in a currency other than the Company’s functional currency meet the definition of a derivative liability and are recorded as a financial liability and are marked-to-market each period. The warrants issued in January 2010 and October 2010 private placement have an exercise price denominated in Canadian dollars, which is not the Company’s functional currency. As a result, the warrants do not to meet the definition of an equity instrument and will be recorded at fair value as a derivative liability, with the difference between the fair value and the carrying value, upon transition, being recognized in equity. Subsequent changes in the fair value of the warrants will be recognized as gains or losses in the Statement of Income (Loss) and Comprehensive Income (Loss) until they are fully exercised.

On transition to IFRS, as at May 1, 2010, the Company recorded a reclassification adjustment to record the warrant liability, net of share issuance costs of $1,482, decreased the contributed surplus by $2,324 and decreased the deficit at transition by $842.

During the year ended April 30, 2011, the Company recorded a warrant revaluation income of $231 resulting from the mark-to-market impact of this derivative liability.

As at April 30, 2011, to have the Company compliant with IFRS, the Company recorded a reclassification adjustment to record the warrant liability of $1,649 and decreased the contributed surplus by $2,722 and decreased the deficit by $1,073.

Warrants that have been issued to agents for services provided for a capital raising transaction and are not classified as a financial liability of the Company. The initial fair value of these warrants have been recognized as a share issuance costs and included in contributed surplus.

b) Taxes

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Under IFRS, temporary differences resulting from the initial recognition of assets or liabilities that do not affect accounting or taxable profit do not result in a deferred tax asset or liability. As of the date of transition, the Company has therefore derecognized the impact of future income tax liabilities which had previously been recognized on the asset acquisition of the El Dorado project.

As at May 1, 2010, there was a decrease in the deferred tax liability from $1,046 to $Nil, and a corresponding decrease in the deficit.